Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

US Airways CEO Sees Merger Not Affecting Prices

4 March 2013

http://www.bloomberg.com/video/us-airways-ceo-sees-merger-not-affecting-prices-7duKyCRZSgyZiEAMvBX~Ng.html

Betty: It sounds like less competition unfortunately, could mean higher prices.

Adam Johnson: Yeah, that is the knee jerk, it’s what you would think, if there are fewer airlines fares are going up, and yet Doug made the point, “look, American Airlines was not a healthy airline so the whole point is bringing these two airlines together to be healthier and compete more, maybe even lower rates.” But here’s what he told me earlier Betty.

Doug Parker: Airfares in particular are hard to predict. There are all sorts of things that affect airfares. One of the things that affect pricing in any business is supply and demand. And the reality here is we are taking two airlines and putting them together and not taking out supply. We’re putting the two networks together and creating one that is as big as the two independently, and as a platform for more growth. And again, we’re creating a third large competitor to very large competitors now. So while it’s not possible for me to tell you that all fares are going to go up or down, because that is going to happen independent of what happens in this merger, what I do know is that this merger won’t cause prices to go up or down because of the merger itself. The merger will create a third good competitor to two airlines that are right now don’t have as much competition as they will once we get this done.

Adam Johnson: So a third, stronger, more viable competitor. That’s what they’ve said from day 1 when I was down in Dallas as the merger was announced.

Betty: But Adam, is there going to be any overlap between the two airlines?

Adam Johnson: Here’s what’s so fascinating Betty. Almost no overlap. Between the two of them, they have 6,700 routes around the world. Only 12 of those are overlapping non-stops. Incredible right?

Betty: Wow, you would think that there would be more.

Adam Johnson: You would think. And that’s his whole point. It’s that, look, we’re taking two totally separate airlines, totally separate footprints. We’re bringing them together so now we have a bigger reach and in theory then we can offer more non-stops to all of our customers. We’re going to use the airplanes that match the routes more efficiently, so he thinks they’re going to pick up a billion dollars in merger synergies. We’ll see if they can do it but that’s the goal.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.